                                                    2600 Citadel Plaza Dr., Suite 300
                                                    Houston, Texas 77008
                                                    800.688.8865
                                                    713.866.6049 Fax
                                                    www.weingarten.com

              June 3, 2009

Mr. Eric McPhee
Staff Accountant
Mail Stop 4561
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Weingarten Realty Investors
Form 10-K for the year ended December 31, 2008
Filed March 2, 2009
File No. 001-09876

Dear Mr. McPhee:

This letter is written in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) received by facsimile on May 21, 2009 (the “Comment Letter”), with respect to the above referenced  Form 10-K filed on March 2, 2009 of Weingarten Realty Investors, (the “Company”).  For ease of reference, the Staff’s comments are set forth in full below in bold-type, and the Company’s response immediately follows the comment.

Off Balance Sheet Arrangements, page 45
1.
Please provide us with a comprehensive quantitative analysis of your off-balance sheet arrangements related to your unconsolidated joint ventures and partnerships that could have a material impact on your future liquidity, particularly in the event that your joint venture partners were unable to meet any of their financial commitments.  Please address the anticipated short and long-term liquidity needs of your unconsolidated joint ventures and partnerships as a whole and the financial condition of any significant joint venture partners.  Additionally, consider including this discussion, or a reference to it, within your discussion of liquidity and capital resources.

Response:
Per the Staff’s request, we have enclosed Exhibit A which provides a quantitative analysis of our off-balance sheet arrangements related to our unconsolidated joint ventures and partnerships that could have a material impact on our future liquidity.  As shown in Exhibit A, our share of debt maturities of our unconsolidated joint ventures and partnerships for the year ending December 31, 2009 is $1.7 million and over the next four years is $27.2 million.   In the event our joint venture partners were unable to meet their financial commitments and we were required to fund 100% of the debt maturities, the funding requirement would be $5.5 million in 2009 and $93.7 million over the next four years.  Of the total financial commitments of our joint venture partners over the next four years of $66.5 million, three partners are responsible for approximately 70% of that total or $45.7 million.  Based upon communication with our partners and a review of public information, we have no reason to believe that these partners (a state pension fund, a corporate pension plan and a publicly-held insurance company) will be unable to meet their financial commitments.

There are no other material future liquidity needs associated with our unconsolidated joint ventures and partnerships except for the possible redemption of bonds on the Sheridan, CO development project discussed in our Response to Comment 3. below.

To the extent to which the liquidity needs of our unconsolidated joint ventures becomes material or where the financial wherewithal of our significant joint venture partners becomes an issue in the future, we will provide a schedule of debt maturities for our Off Balance Sheet Arrangements within our discussion of liquidity and capital resources in future filings.

Note 3. Variable Interest Entities, page 62
2.
Please tell us whether you recognized any gains or losses related to the sale of JV interests to AEW Capital Management and Hines REIT Retail Holdings, LLC during 2008.  If not, please tell us how you accounted for these transactions.

Response:
As of December 31, 2008, no gains or losses were recognized related to the sale of joint venture interests to either AEW Capital Management or Hines REIT Retail Holdings, LLC.  As disclosed in Note 3, we serve as the sole guarantor for the financing placed on both of the aforementioned joint ventures.  Per paragraph 18 of FAS 66, we are deemed to have retained the substantial risk of loss related to these joint ventures and the absence-of-continuing-involvement criterion for full accrual gain recognition has not been met.  Paragraph 25 of FAS 66 states that, if the seller does not transfer substantially all of the risks and rewards of ownership, profit shall be recognized by a method determined by the nature and extent of the seller's continuing involvement.  Generally, profit shall be recognized at the time of sale if the amount of the seller's loss of profit because of continued involvement with the property is limited by the terms of the sales contract.  The profit recognized shall be reduced by the maximum exposure to loss.   Therefore, the potential gain on the sale of both of transactions was reduced to zero by the amount of the guarantee (our maximum exposure to loss) and recorded as a deferred gain on our books.  As indicated in Note 3, we consolidate both of these ventures thereby eliminating the deferred gain in our consolidation.

Note 16. Commitments and Contingencies, page 75
3.
Please clarify how the joint venture has accounted for the contingent liability related to the completion guaranty on the Sheridan, CO redevelopment project, and what impact this had on your financial statements as of and for the period ended December 31, 2008.  Please also tell us your ownership percentage in the joint venture, and whether or not you anticipate having to provide additional funding to the joint venture as a result of this liability.

Response:
The unconsolidated joint venture, Weingarten Miller Sheridan LLC (“WMS”), is not a guarantor under the completion guaranty; therefore, no transactions related to the completion guarantee have been recorded on the joint venture’s books as of December 31, 2008.  WMS is owned by WRI (50%) and Miller Sheridan (50%) and both partners executed the joint and several completion guaranty.  Given the joint and several nature of the guaranty, the contingent liability was assessed and recorded on our books as if we would be solely responsible for the satisfaction of the guaranty.  As disclosed in Note 16, we have recorded a contingent liability of $41 million as of December 31, 2008 based on our belief that we were entitled to the requested extension in December of 2008, but since completion under the guaranty is not anticipated to be achieved by June 30, 2009, a provision of the guaranty requiring redemption of a certain portion of the outstanding bonds may be triggered.  The contingent liability of $41 million is based on a weighted probability analysis of potential outcomes.  Final outcome of this matter is still pending at this time.

Because the $41 million contingent liability would ultimately be funded through the joint venture and the joint venture would purchase the bonds, it has been recorded as an increase in our investment in real estate joint ventures and partnerships.  The increased basis in our investment did not result in impairment to our investment in accordance to the Accounting Principles Board’s APB 18, “The Equity Method of Accounting for Investments in Common Stock.”

In connection with responding to the Staff’s comments, WRI acknowledges that:
•	we are responsible for the adequacy and accuracy of the disclosures in the December 31, 2008 10-K filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (713) 868-6540.

Sincerely,

/s/ Joe D. Shafer
Joe D. Shafer
Vice President/Chief Accounting Officer

cc:	Andrew M. Alexander, Weingarten Realty Investors Gina Betts, Locke Lord Bissell & Liddell LLP

Exhibit A

Debt Maturities of Unconsolidated Joint Ventures and Partnerships
(in thousands)

Debt Maturities at WRI Pro rata Share
2009	$1,701
2010	11,467
2011	8,728
2012	5,325
Thereafter	137,478

Debt Maturities at 100%
2009	$5,471
2010	48,291
2011	18,870
2012	21,036
Thereafter	378,818